Exhbit 99.1
News Release
www.srtelecom.com

Source:
SR Telecom	Maison Brison
Lionel Hurtubise	Rick Leckner
Tel.: (514) 335-2429	Tel.: (514) 731-0000

SR TELECOM APPOINTS SERGE FORTIN AS NEW PRESIDENT AND CEO

MONTREAL, July 5, 2006 - SR Telecom Inc. (TSX: SRX) today announced the appointment of Serge Fortin, a telecom industry veteran with more than 30 years of executive management experience, as its new President and Chief Executive Officer, effective July 10, 2006. Mr. Fortin most recently served in an executive capacity at London, England-based FLAG Telecom, a part of the Reliance Group of Companies, a major corporation in India.

Previously, Mr. Fortin held various senior management positions in engineering, operations, sales and marketing at Teleglobe, including that of Chief Operations Officer. He was also President and CEO of Bell Actimedia, whose operations included Yellow Pages and Sympatico, as well as President and CEO of TATA Teleservices, an Indian telco provider and one of the world’s first major fixed wireless operators. Mr. Fortin also held several executive positions with Bell Canada and has a Bachelor’s degree in Pure and Applied Sciences from the Université de Sherbrooke.

Mr. Fortin succeeds William Aziz, a specialist in restructuring organizations, who has served as the Company’s Interim President and CEO since July 2005.

“Serge will build on the new foundation that has successfully been established during the past year. These efforts have resulted in a strengthened SR Telecom, now well-positioned as a technology leader in the growing broadband wireless market. We thank Bill for the role he has played in restructuring the Company and welcome Serge whose wealth of telecommunications experience and track record for success, particularly in international sales and marketing, will greatly benefit the Company and our customers worldwide,” commented Lionel Hurtubise, Chairman of SR Telecom’s Board of Directors.

“I am privileged to be joining a group of professionals which has the multiple disciplines to drive SR Telecom forward. The recent global certification of the Company’s symmetry MX™ fixed broadband core technology underscores the leadership position we hold in the area of WiMAX certified products. I expect that this technology, combined with our strong team, will allow the Company to efficiently serve both existing and new customers to meet our business plan,” said Mr. Fortin.

About SR Telecom
SR TELECOM designs, builds and deploys advanced, field-proven Broadband Fixed Wireless Access solutions. SR Telecom products are used by large telephone and Internet service providers to supply broadband data and carrier-class voice services to end-users in urban, suburban, and remote areas around the globe. With its principal offices in Montreal, Mexico City and Bangkok, SR Telecom products have been deployed in over 120 countries, connecting nearly two million people.

SR Telecom provides WiMAX solutions for voice, data and Internet access applications with its new symmetryMXTM technology. SR Telecom is a principal member of the WiMAX Forum, a cooperative industry initiative, which promotes the deployment of broadband wireless access networks using a global standard that is being certified for interoperability of products and technologies. For more information, visit www.srtelecom.com.

Forward-looking statements
Except for historical information provided herein, this press release may contain information and statements of a forward-looking nature concerning the future performance of the Company. These statements are based on suppositions and uncertainties as well as on management's best possible evaluation of future events. Such factors may include, without excluding other considerations, fluctuations in quarterly results, evolution in customer demand for the Company's products and services, the impact of price pressures exerted by competitors, and general market trends or economic changes. As a result, readers are advised that actual results may differ from expected results.

SR TELECOM, symmetry, symmetryONE and symmetryMX are trademarks of SR Telecom Inc. All rights reserved 2006. All other trademarks are property of their owners.